United States securities and exchange commission logo





                              November 24, 2021

       Shibin Wang
       Chief Executive Officer and Director
       Chenghe Acquisition Co.
       Unit 2009, Tower One
       Lippo Centre
       89 Queensway
       Hong Kong

                                                        Re: Chenghe Acquisition
Co.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
28, 2021
                                                            CIK No. 0001856948

       Dear Dr. Wang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 8, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 28, 2021

       Cover Page

   1. We note your revisions in response to comment 1. Please prominently disclose on your prospectus cover page
that a majority of your executive officers and directors also have significant ties to
China. Please further revise to describe the legal and operational risks associated with being
based in Hong Kong, as well as acquiring a company that does business in China or
Hong Kong. Your disclosure should also address how recent
                                                        statements and
regulatory actions by China   s government, such as those related to the use
 Shibin Wang
Chenghe Acquisition Co.
November 24, 2021
Page 2
         of variable interest entities and data security or anti-monopoly concerns, has or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Summary, page 2

2. We note your response to comment 4 that you "not currently required to obtain permission from the PRC government to operate," as well as your revision on page 91 that you "are not currently required to obtain permission from the PRC government to list on a U.S.
         securities exchange and consummate this offering...[but] there is no guarantee that this will continue to be the case in the future." As your operations as a blank check company involve searching for a target company to acquire, please revise your Summary to disclose each permission that you are required to obtain from Chinese authorities to operate.
         Please also expand your Summary to address whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Certain Considerations Relating to Our Corporate Structure..., page 14

3. We note your revisions in response to comment 2. Please revise to enhance your description of what the organizational structure for a variable interest entity would entail, as well as your discussion of why the contractual arrangements may be less effective than direct ownership. Please also disclose that the company may incur substantial cost to enforce the terms of the arrangements. Please further disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
HFCAA, page 15

4. We note your revisions in response to comment 6. Please revise to disclose that all trading of your securities may be prohibited, including "over-the-counter" trading, if the auditor cannot be inspected by the PCAOB over the applicable time period. Please also revise to discuss that the United States Senate passed the Accelerating Holding Foreign
FirstName LastNameShibin Wang
       Companies Accountable Act, which, if enacted, would decrease the number of non-
Comapany    NameChenghe
       inspection           Acquisition
                   years from  three yearsCo.
                                           to two, thus reducing the time
period before your
       securities
November          mayPage
           24, 2021    be prohibited
                           2          from trading or delisted.
FirstName LastName
 Shibin Wang
FirstName LastNameShibin
Chenghe Acquisition Co. Wang
Comapany 24,
November  NameChenghe
              2021       Acquisition Co.
November
Page 3    24, 2021 Page 3
FirstName LastName
Post-Business Combination Funds Flow, page 15

5. We note your revision in response to comment 5. Please revise to provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please also revise your cover page to include the description of how cash is or will be transferred throughout the organization, as well as a statement as to whether any transfers, dividends or distributions have been made to date.
Summary of Risk Factors, page 40

6. We note your revisions in response to comment 3. Please also disclose the risks that being based in Hong Kong poses to investors. Please also revise to expand upon your discussion of risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also revise to include specific cross-
         references to the more detailed discussion of the risks in the prospectus.
Risk Factors, page 43

7. We note your revision in response to comment 7. Please further revise to disclose that you may be unable to assert your contractual control rights over the assets of your
         PRC subsidiaries that may conduct all or substantially all of your operations, if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future.
8. We note your revision on page 91 in response to comment 8 separately highlighting the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Please revise to enhance your discussion of this risk as it applies to your current operations, as well as any search for a target company, and delete any
 Shibin Wang
Chenghe Acquisition Co.
November 24, 2021
Page 4
      indication that you are not currently subject to intervention or influence of the PRC government. In this regard we note, without limitation, your response to comment 1 that
      "the National People's Congress of the PRC authorizes the Hong Kong
Special
      Administrative Region to exercise" autonomy and power in accordance with the provisions of the Basic Law of the Hong Kong Special Administrative Region. Please
      also revise to highlight this risk as it applies to the business of any China-based company that you may target for an initial business combination, as well as your operations following any initial business combination. Please further revise to also acknowledge the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.
9. We note your revision in response to comment 9. Please disclose how this oversight could impact your process for search for a target. Please also revise to enhance your disclosure on how your ability to consummate a business combination in a timely manner, or at all, may be impacted.
       You may contact Jeffrey Lewis at (202) 551-6216 or Wilson Lee at (202) 551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameShibin Wang
                                                           Division of
Corporation Finance
Comapany NameChenghe Acquisition Co.
                                                           Office of Real
Estate & Construction
November 24, 2021 Page 4
cc:       Joel L. Rubinstein, Esq.
FirstName LastName